

July 13, 2010

Via U.S. Mail

Steven S. Stern
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley Capital I Inc.**
> **Registration Statement on Form S-3**
> **Filed June 25, 2010**
> **File No. 333-167764**

Dear Mr. Stern:

We have limited our review of your filing to the issues described in our comments below. Please note that our limited review covers only those issues addressed in the comments. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Cover page

1. Please remove the terms "lead manager," "sole bookrunner," and "co-managers" from the cover page.

2. Please delete the language "and will offer them to the public at negotiated prices determined at the time of sale" as the certificates should be offered at a fixed price.

<u>[The Credit Enhancement, Liquidity Support or Derivative Instrument], page S-118</u>

3. Please confirm that derivative instruments will be limited to interest rate or currency swap agreements. Refer to Item 1115 of Regulation AB.

<u>Base Prospectus</u>

<u>Distributions of Interest on the Certificates, page 83</u>

4. Please revise to identify all indices that may be used to determine interest rates. Refer to Item 1113(a)(3) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (212) 836-6760
       Janet A. Barbiere, Esq.
       Kaye Scholer LLP